SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL

489th Meeting	01.15.2020

OPINION OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

The undersigned members of the Fiscal Council of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”), in the use of their legal and statutory attributions and, also, as provided in clauses III of article 163 of Law 6.404/1976, declare to have proceeded the examination of the Management Proposal for the General Meeting that will resolve on the approval of the Company's capital increase. The capital increase whose approval by the Fiscal Council is now favorable is R $ 7,751,940,082.78, corresponding to 201,792,299 new common shares and 14,504,511 new class b preferred shares, which were subscribed and paid in, in pursuant to what was resolved at the Company's Extraordinary General Meeting held on November 14, 2019. The members of the Eletrobras Fiscal Council expressly favor the proposal presented, still in continuity with what was analyzed at the 489th meeting of this Fiscal Council, which is why it is recommended that the aforementioned proposal be submitted to the shareholders for analyses and approval at the General Meeting.

Rio de Janeiro, January 15, 2020.

PATRÍCIA VALENTE STIERLI Chairman of the Fiscal Council	EDUARDO COUTINHO GUERRA Fiscal Council Member
GIULIANO BARBATO WOLF Fiscal Council Member	THAÍS MÁRCIA F. MATANO LACERDA Fiscal Council Member

 Classification: Intern

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.